UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

In relation to the news about the reported fraud by Bernard L. Madoff Investment
Securities, a U.S.A. entity regulated, by the Securities and Exchange Commission
(S.E.C.), BBVA informs that:

- BBVA does not have a direct investment in Madoff Investment Securities.
- BBVA has not commercialized to its retail clients or private banking clients in Spain, products managed by or deposited with, Madoff Investment Securities.
- Through its international network, the total amount invested by BBVA clients in investment funds which were deposited with Madoff Investment Securities, is approximately 30 MM euros.
- BBVA has structured, exclusively for other financial entities and institutional investors, products referred to third parties investment funds which have invested through Madoff Investment Securities: Primeo Fund, managed by Pioneer Alternative Investment, Fairfield Sentry Limited, managed by
Fairfield Greenwich Ltd, and Kingate Global Fund Ltd, managed by Kingate
Management Ltd. If as a consequence of the fraud reported by the SEC the value of such funds was nil the potential net maximum loss for BBVA derived from the hedging of this activity would be of approximately 300 MM euros.
- BBVA is in contact with legal external counsels to value the information available and determine possible actions to be taken to defend its interests.

Madrid, December 15, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 12/15/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer